SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)*

BioDelivery Sciences International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09060J106
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.           NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)   [ ]
(b)   [ ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.           SOLE VOTING POWER
1,904,000

8           SHARED VOTING POWER
0

9.          SOLE DISPOSITIVE POWER
1,904,000

10.        SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,904,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES*              [ ]

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%

14.           TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.001 par value (the "Common Stock"), of BioDelivery Sciences International, Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (“Elliott”) as of December 10, 2010 and amends and supplements the Schedule 13D filed on August 23, 2006, as amended on June 17, 2009, June 22, 2009, July 7, 2009, July 17, 2009, July 22, 2009 and August 4, 2009 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.  This Amendment to Schedule 13D is being filed by Elliott as a result of its change in beneficial ownership percentage based on the 24,038,445 shares of Common Stock outstanding as of November 9, 2010, as reported in the Form 10-Q filed by the Issuer on November 9, 2010.

ITEM 5.                      Interest in Securities of the Issuer.

(a)           Elliott may be deemed to be the beneficial owner of 1,904,000 shares of Common Stock, beneficially owned by CDC IV, LLC consisting of warrants held by CDC IV, LLC presently exercisable for 1,904,000 shares of Common Stock (“Warrants”), constituting 7.3% of all of the outstanding shares of Common Stock.  As described in the Schedule 13D, Manchester Securities Corp., a wholly owned subsidiary of Elliott, has investment discretion with respect to the Warrants.

(b)           Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:   December 10, 2010

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President